SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11–K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

Commission file number: 000-11448

NewBridge Bank Employees’ 401(K) Plan

(Full title of the plan)

NewBridge Bancorp

(Name of issuer of securities)

1501 Highwoods Blvd., Suite 400 Greensboro, North Carolina 27410

(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[LETTERHEAD OF Grant Thornton LLP]

To the Participants and Administrator of the

NewBridge Bank Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

June 28, 2011

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

ASSETS

Cash and cash equivalents	$8,883	$2,194
Investments:
Mutual funds	12,199,894	10,568,394
Common stock	1,659,147	710,099
Common collective trust	1,600,841	1,495,406

Total investments	15,459,882	12,773,899

Notes receivable from participants	547,359	474,068

Net assets available for benefits at fair value	16,016,124	13,250,161

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	30,035	72,976

Net assets available for benefits	$16,046,159	$13,323,137

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,338,432	$2,285,221
Interest income	3	3

Net gain on investments	2,338,435	2,285,224

Interest income on notes receivable from participants	23,388	16,302

Contributions:
Employer	791,302	755,083
Participant	1,338,359	1,302,783
Rollover	161,126	67,561

Total contributions	2,290,787	2,125,427

Total additions to net assets	4,652,610	4,426,953

Benefits paid to participants	(1,888,901)	(855,861)
Administrative expenses	(40,687)	(42,465)

Net increase	2,723,022	3,528,627

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,323,137	9,794,510

End of year	$16,046,159	$13,323,137

See notes to financial statement

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1	Description of Plan

The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, which prevail in all cases.

General

The Plan was adopted by the Board of Directors of Lexington State Bank (“LSB Bank”) the predecessor of NewBridge Bank (the “Bank”) to be effective as of June 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company.

Contributions

The Plan is sponsored by the Bank. For the years ended December 31, 2010 and 2009, employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Administrative Committee of the Plan. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a “safe harbor matching contribution” if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Plan also provides for a discretionary matching contribution to be determined by the Bank. The Bank’s matching contribution for 2010 and 2009 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contribution as well as the Bank’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan documents. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%.

Principal and interest is paid ratably through periodic payroll deductions. Loans must be repaid within a period of five years, unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed ten years.

Administrative Expenses

The Plan pays administrative expenses, including trustee and record keeping fees.

2	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among a variety of mutual funds, NewBridge Bancorp common stock fund and a common collective trust which is invested in synthetic guaranteed investment contracts (the “GIC”), each offering different degrees of risk and return.

The Plan’s investments are stated at fair value. The fair value of common stock was determined by closing prices at the end of the Plan year. Shares of mutual funds and the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The synthetic GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gains distributions on mutual funds are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. The Plan presents in the statement of changes of net assets available for benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on investments held at year end.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing deposit accounts.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

New Accounting Pronouncements

Accounting Standards Update (ASU) No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this ASU are effective for fiscal years ending after December 15, 2010, and are applied retrospectively to all prior periods presented.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Reclassifications

Certain items have been reclassified from their prior presentation to conform to the current year presentation. These reclassifications are not considered material and had no effect on the net assets available for benefits as previously reported.

Subsequent Events

The Plan Administrator has evaluated subsequent events and determined that there are none requiring disclosure through the issuance date of these financial statements.

3	Synthetic Guaranteed Investment Contracts

The Plan invests in a common collective trust which is substantially invested in fully benefit-responsive synthetic guaranteed investment contracts. The contracts are credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuers or otherwise. The average yield and crediting interest rates at December 31 were approximately 1.63% and 0.89%, respectively, in 2010, and 3.69% and 1.40%, respectively, in 2009. The interest rate is reset quarterly based on market yields.

While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the synthetic GIC, with an adjustment to present contract value.

4	Investments

At December 31, 2010 and 2009, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

	2010	2009
Vanguard/Wellington Fund	$1,888,114	$1,703,041
American Funds Fundamental Investors	1,837,974	1,657,739
American Funds The Growth Fund of America	1,802,172	1,613,244
NewBridge Bancorp Common Stock	1,659,147	710,099
S.E.I. Stable Asset Fund	1,600,841	1,495,406
T. Rowe Price Mid Cap Growth Fund	1,481,539	1,184,878
Pimco Total Return Admin Fund	1,341,855	1,246,812
American Funds Capital World Growth & Income Fund	848,788	786,918
Royce Low Priced Stock Fund	816,132	—

The Plan’s investments (including investments bought and sold, as well as held during the period) had net appreciation or (depreciation) in value during the year as follows:

	2010	2009

Mutual funds	$1,582,716	$2,121,972

Common stock	745,679	(16,071)

Other	10,037	179,320

Net appreciation in fair value of investments	2,338,432	2,285,221

Interest and dividends	3	3

Net gain on investments	$2,338,435	$2,285,224

5	Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following tables set forth assets measured at fair value on a recurring basis by level of inputs used in the valuation of each asset:

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

December 31, 2010 - Assets measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$10,284,620	$—	$—	$10,284,620
Fixed income funds	1,915,274	—	—	1,915,274

Total mutual funds	12,199,894	—	—	12,199,894
Common stock	1,659,147	—	—	1,659,147
Common collective trust	—	1,600,841	—	1,600,841

Total assets at fair value	$13,859,041	$1,600,841	$—	$15,459,882

December 31, 2009 - Assets measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$8,829,541	$—	$—	$8,829,541
Fixed income funds	1,738,853	—	—	1,738,853

Total mutual funds	10,568,394	—	—	10,568,394
Common stock	710,099	—	—	710,099
Common collective trust	—	1,495,406	—	1,495,406

Total assets at fair value	$11,278,493	$1,495,406	$—	$12,773,899

6	Party-in-Interest Transactions

The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2010, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totalled $40,687 and $42,465 for the years ended December 31, 2010 and 2009, respectively.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

8	Tax Status

The Plan received its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue making contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10	Reconciliations to Form 5500

The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Net assets per the financial statements	$16,046,159	$13,323,137
Adjustment to contract value of common collective trust	(30,035)	(72,976)

Net assets per the Form 5500	$16,016,124	$13,250,161

	2010	2009
Net appreciation in fair value of investments per the financial statements	$2,338,432	$2,285,221
Change during the year in fair value compared to contract value of common collective trust	42,941	99,457

Net appreciation in investments per the Form 5500	$2,381,373	$2,384,678

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of Instrument	Number of shares/units	(e) Market value

	Investments:
	Vanguard/Wellington Fund	mutual fund	35,154	$1,888,114
	American Funds Fundamental Investors	mutual fund	50,067	1,837,974
	American Funds The Growth Fund of America	mutual fund	59,301	1,802,172
*	NewBridge Bancorp Common Stock	common stock	353,010	1,659,147
	S.E.I. Stable Asset Fund	common collective trust	1,600,841	1,600,841
	T. Rowe Price Mid Cap Growth Fund	mutual fund	25,312	1,481,539
	Pimco Total Return Admin Fund	mutual fund	123,673	1,341,855
	American Funds Capital World Growth & Income Fund	mutual fund	23,756	848,788
	Royce Low-Priced Stock Fund	mutual fund	44,720	816,132
	Pimco GNMA FD Institutional Fund	mutual fund	50,212	573,420
	Dodge & Cox International Stock Fund	mutual fund	15,129	540,247
	T. Rowe Price Mid Cap Value Fund	mutual fund	21,106	500,431
	Ridgeworth Large Cap Value Equity Fund	mutual fund	30,750	394,835
	American Funds Euro Pacific Growth Fund	mutual fund	4,221	174,387

	Total investments			$15,459,882

*	Notes receivable from participants	notes receivable	—	$547,359

*	Denotes a party-in-interest as defined by ERISA.

Note: Column (d) has been omitted as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(K) Plan

Date: June 28, 2011	By:	/s/ Richard M. Cobb
Richard M. Cobb
Senior Vice President, Controller and
Chief Accounting Officer
NewBridge Bancorp and NewBridge Bank

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm